Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

Six Months Ended
June 30, 2012
Earnings
Income from continuing operations before provision for income taxes	$297,223
Income from equity investees	(25,194)
Distributed income from equity investees	16,198
Interest and amortization of deferred finance costs	303,782
Amortization of capitalized interest	3,396
Implicit rental interest expense	33,422

Total Earnings	$628,827

Fixed Charges
Interest and amortization of deferred finance costs	$303,782
Capitalized interest	14,924
Implicit rental interest expense	33,422

Total Fixed Charges	$352,128

Ratio of earnings to fixed charges	1.79x